Mail Stop 3561

May 7, 2009

John P. Mackey
Chairman and Chief Executive Officer
Whole Foods Market, Inc.
550 Bowie St.
Austin, Texas 78703

> **Re:** **Whole Foods Market, Inc.**
> **Form 10-K for Fiscal Year Ended September 28, 2008**
> **Filed November 26, 2008**
> **Proxy Statement on Schedule 14A**
> **Filed January 26, 2009**
> **Form 10-Q for the Fiscal Quarter Ended January 18, 2009**
> **Filed February 27, 2009**
> **File No. 000-19797**

Dear Mr. Mackey:

We have reviewed your filings and your letter dated November 18, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 28, 2008

General

1. Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Business, page 3

2. Please discuss in an appropriate place in this section the extent to which your business is seasonal. Please refer to Item 101(b)(v) of Regulation S-K.

Economic Value Added, page 11

3. We note your statement that "[i]nformation about our EVA financial results is not presented because of rules adopted by the Securities and Exchange Commission ("SEC") regarding non-GAAP financial measures." Please discuss what rules you are referring to and why you determined it was not proper for you to disclose information about your EVA financial results in your filing.

Item 1A. Risk Factors, page 17

4. In future filings, please remove from the introductory paragraph, any statement that indicates that the risk factors listed below are not all inclusive and that additional risks that you currently deem immaterial may also significantly impair your business operations. You should describe all material risks. If risks are not deemed material, they should not be referenced. Please confirm your understanding in this regard.

Failure of Our Internal Control over Financial Reporting Could Materially Impact… page 22

5. Please provide a cross-reference in this section to your Management's Report on Internal Control over Financial Reporting section found on page 73 and specifically state here that management concluded that such controls were effective, considering the inclusion of this risk factor could be read to mean otherwise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results…page 28

General, page 28

6. We note you recorded no gain or loss on the sale of Henry's and Sun Harvest since your purchase price allocation recorded those chains at the negotiated sale price. Please show us how you determined the amount of goodwill allocable to such stores in your gain/loss computation. To the extent you did not allocate goodwill to such stores, please explain in detail your basis in GAAP for your position. Please refer to paragraph 39 of SFAS no. 142.

7. Please explain to us how you had viewed the remaining 10 Wild Oats stores that have not been rebranded as Whole Foods stores in your goodwill analysis. Please tell us whether, and how, the results of such stores are analyzed by your executive officers and Board of Directors. Specifically tell us what consideration you gave to treating such remaining stores as a business under paragraph 30 of SFAS no. 142 and as a component of your operating segment for goodwill impairment purposes. In this regard, please tell us whether goodwill has been associated with any portion of the Wild Oats acquisition (store, group of stores, chain, distribution center, etc).

8. Please tell us how you anticipate calculating the basis of any stores, including closed stores, relating to your settlement with the FTC reported in a Form 8-K filed March 6, 2009. Please specifically show us how goodwill will be allocated to such stores, including the closed stores. In this regard, it appears the significant synergies enumerated in Note 3 of your financial statements, as well as any market leadership obtained through the merger, may have been significantly eroded by the settlement.   Please tell us whether you expect a gain or loss upon the disposition and provide to us your computation of the basis of the stores to be disposed of and the anticipated net sales price. Lastly, please summarize for us the acquisition of Wild Oats in terms of number of stores, distribution centers, etc as originally acquired versus the final post-settlement acquisition assets. We may have further substantive comment upon review of your response.

9. Please discuss the impact of inflation and changing prices on net sales and revenues and on income from continuing operations. Refer to Item 303(a)(3)(iv) and 303(d) of Regulation S-K.

Results of Operations, page 30

10. Please expand your discussion to provide a more detailed discussion of your operating results by explaining the changes in operation and cash flow amounts between the periods, so that your readers may better understand your operations. This discussion should not simply repeat information that is available from the face of the financial statements, but should instead explain the reasons behind the period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating

results, please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. For example, rather than stating that your increased sales "reflect increases due to new stores opened and acquired and comparable store sales increases" please specify how much of your sales is attributable to these sources and explain why your comparable store sales saw increases in sales. Also, your discussion of gross margin indicates the decline in percentage terms for 2008 was due to several factors. We believe the inability to pass on product cost increases in sales to your customers is a significant factor that clearly warrants quantification. Please quantify for us the effect on gross margin and gross profit with a view toward more granular discussion in the future. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 32

11. We note your disclosure on page 35 that your corporate credit ratings were recently downgraded resulting in an increase in the margins you are being charged for your revolving credit facility and term loan. Also, due to these downgrades your lenders seek security interests in your personal property, inventories, and other assets to collateralize amounts outstanding. Please discuss the affect that your recent credit downgrade and these security interests in your personal property, inventories and other assets will have on your ability to obtain additional credit and on your operations. Please discuss if any of your lenders have imposed any restrictive covenants, on your ability to obtain additional credit or issue securities as a result of your credit downgrade or otherwise. Finally, discuss the effect on your financial condition if you are unable to access additional funding.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 44

Report of Independent Registered Public Accounting Firm on Internal Control over…, page 45

12. We note the audit report and attestation report dated November 24, 2008 omits the name of the accounting firm that issued the reports. Accordingly, please coordinate with your independent public accounting firm to obtain signed reports and amend your Form 10-K for the fiscal year ended September 28, 2008 to include the revised reports along with new certifications from each principle executive. Refer to Article 2 of Regulation S-X.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Cost of Goods Sold and Occupancy Costs, page 52

13. Please tell us what "…contribution from non-retail distribution and food preparation operations" represents. Please also tell us specifically the type of costs that are included as "occupancy costs."

Segment Information, page 54

14. We note your response to our prior comment three of our letter dated October 14, 2008. Please note that while we have no further comment at this time as to whether your geographic regions constitute separate operating segments; we have not concluded that such regions do not represent operating segments. In this regard, you state that "…the Company believes aggregation of its regional components into a single reporting unit is appropriate and consistent with the objectives and principles of SFAS 142…" We interpret this to suggest that if you determined you had regional operating segments, you could aggregate such segments similar to components as discussed in paragraph 30 of SFAS no. 142 for goodwill analysis. Please explain whether our understanding is correct and if so, how the cited paragraph permits aggregation of operating segments as opposed to *components*. If our understanding is incorrect, please clarify it.

Note 11 – Shareholders' Equity, page 67

15. Please tell us whether your average cost of treasury shares exceeded your average issuance price per share. Alternatively, to the extent you used a cost flow assumption on retired treasury shares to determine whether there is an excess of repurchase price over historical issuance price, including shares issued pursuant to options, please show us whether there is any excess. To the extent cost was in excess of issue price based on the cost flow assumption, please explain to us why there was no adjustment to retained earnings upon acquisition of treasury shares or retirement. To the extent you hold material amounts of shares in the treasury, you should disclose whether you use the cost or par value method of accounting for treasury shares.

Item 15. Exhibits, Financial Statement Schedules, page 75

16. Please file complete copies of material agreements, including all exhibits, schedules and attachments. See Item 601(b)(10) of Regulation S-K. For example, we note that you have not provided the schedules and exhibits to your term loan agreement dated August 28, 2007 and your revolving credit agreement dated August 28, 2007 that were filed with

your Form 10-K for the fiscal year ended September 30, 2007. While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please review your material agreements and re-file complete agreements.

Rule 13a-14(a)/15(d)-14(a) Certifications, Exhibit 31.1 and 31.2

17. We note that the wording of your certifications provided pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 do not precisely match the language set forth in Item 601(b)(31) of Regulation S-K. In this regard, your certifications do not track the text of Item 601(b)(31) of Regulation S-K in paragraph 4(d) and paragraph 5 because you omitted certain language in the parentheticals. We also note that in paragraph 5(a) you changed the word "reasonably" to "reasonable." We also note that you include the title "Certification of Chief Executive Officer required by Rule 13a-14(a)" on your Chief Executive Officers' certification and you include a similar title on your Chief Financial Officer's certification. Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. Please confirm your understanding in this regard.

Proxy Statement on Schedule 14A

Executive Compensation, page 12

Compensation Discussion and Analysis, page 12

18. We note your table on page 12 regarding your salary cap information for the past 10 years. Please discuss the factors you considered in setting the "Average Multiple" for each year. Also, please add footnotes or an appropriate discussion near this table that explains the elements of each column.

What Our Compensation Program is Designed to Reward, page 12

19. We note that regarding most compensation matters, including executive and director compensation and your salary cap, your management provides recommendations to your Compensation Committee. Please identify the members of management who provide these recommendations and further describe the type of recommendations that management provides.

Elements of Company's Compensation Plan and Why We Chose Each…, page 13

20. We note your statement in the fourth paragraph on page 14 that you study compensation payments at other companies. If your review of these other company's compensation programs was material in setting your own compensation policies and in making your compensation decisions, please identify the benchmark, and if applicable, its components including component companies. Also, please provide a more detailed explanation of

how you used comparative compensation information and how that comparison affected your compensation decisions. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.05, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

21. We note that you base your awards under the EVA-based incentive compensation plan on relevant EVA measures at different levels, including the total Company level, the regional level, the store or facility level, and the team level. Please expand in your Compensation Discussion and Analysis section your discussion regarding the material elements of your EVA-based incentive compensation program. The following are only examples of things you should discuss in your Compensation Discussion and Analysis section:

- How funds in the pool can be forfeited or reduced;

- Why the amount in each named executive officer's EVA-based incentive pool was reduced to zero rather than only a partial reduction;

- How you calculate the amount to be forfeited if your EVA for that fiscal year does not meet expectations;

- How you determined the amount to pay to the executive officer as compared to how much is allowed to stay in the pool;

- How you calculate the amount an executive officer may be eligible to earn under the program;

- The ability for officers to defer any portion of eligible disbursements;

- All material elements regarding different potential triggers for payment under the plan such as payments from the fund upon termination of employment. In particular, please clarify if the amounts in a named executive officer's EVA-based incentive compensation pool at the time of termination, regardless of the cause, are payable to the named executive officer.

22. We note your statement on page 13 that option grants to your named executive officers are discretionary in nature. Please expand your discussion to discuss in greater detail the factors you consider in determining award amounts.

How the Company Chose Amounts and/or Formulas for Each Element, page 14

23. We note your statement that your compensation is based on the market, and companies against which you compete for "Team Members," but that you emphasize internal pay equity. Explain in greater detail how your compensation policies reflect internal pay equity.

A.C. Gallo, page 15

24. We note that while no EVA bonus was paid during fiscal year 2008, each of your named executive officers, with the exception of John P. Mackey, received a discretionary bonus of $150,000. Please discuss in your Compensation Discussion and Analysis section the factors you considered in deciding to award this bonus and the amount of the bonus. Please discuss your ability to generally award this type of discretionary compensation. Please refer to Item 402(b)(2)(vi) and (ix) of Regulation S-K.

Summary Compensation Table, page 17

25. We note your statement in footnote five to your Summary Compensation Table that the amount set in Lee Valkenaar's fiscal year 2008 column represents amounts paid to him in connection with his change in position. Please discuss if these payments were made pursuant to a plan or were discretionary in nature. If this payment was pursuant to a plan, please discuss the material aspects of that plan. If the payment was discretionary in nature, please discuss the factors considered in determining the amount of the payment. Also, please discuss how you calculated the payment amount. Finally, please discuss any other material aspects regarding this payment.

Certain Relationships and Related Transactions, page 27

26. Even though you state that you do not have any specific procedures for reviewing related party transactions, please discuss the types of related party transactions that the Nominating & Governance Committee typically reviews and the general factors that they consider when they review related party transactions.

Other Information, page 46

Beneficial Ownership, page 46

27. Please disclose whether the table includes shares each individual has the right to acquire beneficial ownership of within 60 days. If the shares listed in the table do include shares that an individual has the right to acquire beneficial ownership of in the next 60 days please disclose the amount of these shares in a footnote to the table. Please refer to Instruction two to Item 403 of Regulation S-K.

28. We note your disclosure that Yucaipa Companies owns 9,800,000 million shares of your outstanding stock. However, according to a Schedule 13D filed January 8, 2009 Yucaipa Companies owns 9,813,306 shares. Please clarify the cause for the difference between these two figures.

Form 10-Q, for the Fiscal Quarter Ended January 18, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results…, page 15

Liquidity and Capital Resources, page 18

29. We note your discussion regarding several events impacting liquidity such as the suspension of quarterly dividends, the reduction of new store openings by 50% and the sale of 20% of the company to the Green Partners Investment Group for $415 million during November 2008. Given the declines in total operating cash flows over the past 3 years, the competition for consumer spending on food items, the significant decline in identical store sales during fiscal 2008 and the first quarter of fiscal 2009, please discuss whether such events represent known trends whose reasonable impact on liquidity should be discussed. Refer to the guidance in Item 303(a) (1) of Regulation S-K.

*   *   *   *   *

As appropriate, please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

John P. Mackey
Whole Foods Market, Inc.
May 7, 2009
Page 10

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or in his absence Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director